Consolidated Financial Statements
December 31, 2012 and 2011

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The consolidated financial statements, the notes thereto and other financial information contained in the Management’s Discussion and Analysis have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and are the responsibility of the management of Taseko Mines Limited. The financial information presented elsewhere in the Management’s Discussion and Analysis is consistent with the data that is contained in the consolidated financial statements. The consolidated financial statements, where necessary, include amounts which are based on the best estimates and judgment of management.

In order to discharge management’s responsibility for the integrity of the financial statements, the Company maintains a system of internal accounting controls. These controls are designed to provide reasonable assurance that the Company’s assets are safeguarded, transactions are executed and recorded in accordance with management’s authorization, proper records are maintained and relevant and reliable financial information is produced. These controls include maintaining quality standards in hiring and training of employees, establishing policies and procedures, a corporate code of conduct and ensuring that there is proper accountability for performance within appropriate and well-defined areas of responsibility.

The Board of Directors is responsible for overseeing management’s performance of its responsibilities for financial reporting and internal control. The Audit Committee, which is composed of non-executive directors, meets with management as well as the external auditors to ensure that management is properly fulfilling its financial reporting responsibilities to the Directors who approve the consolidated financial statements. The external auditors have full and unrestricted access to the Audit Committee to discuss the scope of their audits, the adequacy of the system of internal controls and review financial reporting issues.

The consolidated financial statements have been audited by KPMG LLP, the Company’s independent registered chartered accountants, in accordance with Canadian generally accepted auditing standards and standards of the Public Company Accounting Oversight Board (United States).

/s/ Russell Hallbauer	/s/ Peter Mitchell

Russell Hallbauer	Peter Mitchell
Chief Executive Officer	Chief Financial Officer

Vancouver, British Columbia
February 21, 2013

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company’s management, including the Chief Executive Officer and the Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) and Rule 15d-15(f) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) as a process designed by, or under the supervision of, the Company’s principal executive and principal financial officers and effected by the Company’s Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards. The Company’s internal control over financial reporting includes those policies and procedures that:

  pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

  provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

  provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

The Company’s management, under the supervision of the Chief Executive Officer and the Chief Financial Officer, assessed the effectiveness of the Company’s internal control over financial reporting as defined in Rule 13a-15(f) and Rule 15d-15(f) under the Exchange Act as of December 31, 2012. In making this assessment, it used the criteria set forth in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has concluded that, as of December 31, 2012, the Company’s internal control over financial reporting is effective based on those criteria.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2012 has been audited by KPMG LLP, the Company’s independent registered chartered accountants, as stated in their report immediately preceding the Company’s audited consolidated financial statements for the years ended December 31, 2012 and 2011.

/s/ Russell Hallbauer	/s/ Peter Mitchell

Russell Hallbauer	Peter Mitchell
Chief Executive Officer	Chief Financial Officer

Vancouver, British Columbia
February 21, 2013

KPMG LLP	Telephone	(604) 691-3000
Chartered Accountants	Fax	(604) 691-3031
PO Box 10426 777 Dunsmuir Street	Internet	www.kpmg.ca
Vancouver BC V7Y 1K3
Canada

INDEPENDENT AUDITORS’ REPORT
OF REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Taseko Mines Limited

We have audited the accompanying consolidated financial statements of Taseko Mines Limited, which comprise the consolidated balance sheets as at December 31, 2012 and 2011, the consolidated statements of comprehensive income (loss), changes in equity and cash flows for the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative
(“KPMG International”), a Swiss entity.
KPMG Canada provides services to KPMG LLP.

Taseko Mines Limited

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Taseko Mines Limited as at December 31, 2012 and 2011, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

KPMG LLP (signed)

Chartered Accountants

February 21, 2013

Vancouver, Canada

TASEKO MINES LIMITED
Consolidated Statements of Comprehensive Income (Loss)
(Cdn$ in thousands, except share and per share amounts)

		For the years ended
			December 31,
	Note	2012	2011

Revenues	4	253,607	251,866
Cost of sales	5	(201,911)	(165,565)
Gross profit		51,696	86,301

General and administrative		(19,084)	(21,100)
Exploration and evaluation		(17,807)	(10,411)
Other operating (expenses) income	7	(30,541)	5,175
Loss on contribution to joint venture	3	-	(3,987)
		(15,736)	55,978

Finance expenses	8	(14,211)	(16,003)
Finance income	9	12,092	17,270
Foreign exchange loss		(701)	(6,489)
(Loss) earnings before income taxes		(18,556)	50,756

Income tax recovery (expense)	10	2,891	(23,782)
Net (loss) earnings for the year		(15,665)	26,974

Other comprehensive loss :
Unrealized losses on available-for-sale financial assets, net of tax	10	(2,726)	(2,401)
Realized gains on available-for-sale financial assets, net of tax	10	(1,241)	(5,246)
Total other comprehensive loss for the year		(3,967)	(7,647)

Total comprehensive income (loss) for the year		(19,632)	19,327

Earnings (loss) per share	22
Basic		(0.08)	0.14
Diluted		(0.08)	0.14

Weighted average shares outstanding (thousands)	22
Basic		192,599	193,213
Diluted		192,599	197,748

The accompanying notes are an integral part of these consolidated financial statements.

TASEKO MINES LIMITED
Consolidated Statements of Cash Flows
(Cdn$ in thousands)

		For the years ended
			December 31,
	Note	2012	2011

Operating activities
Net earnings (loss) for the year		(15,665)	26,974
Adjustments for:
Depreciation		19,501	12,827
Income tax expense (recovery)	10	(2,891)	23,782
Income tax paid		(2,308)	(38,660)
Income tax received		5,402	-
Share-based compensation		5,423	8,215
Unrealized loss (gain) on derivatives	7	24,801	(22,944)
Finance expenses		21,607	20,892
Finance income		(7,328)	(12,653)
Unrealized foreign exchange loss (gain)		813	(1,586)
Other operating activities	24	2,046	9,452
Net change in non-cash working capital	24	1,542	(21,614)
Cash provided by operating activities		52,943	4,685

Investing activities
Purchase of property, plant and equipment		(181,997)	(51,792)
Investment in financial assets		(27,763)	(235,595)
Interest received		1,314	1,528
Proceeds from financial assets		54,434	169,936
Proceeds from sale of property, plant and equipment		203	-
Other investing activities	24	(855)	(1,066)
Cash provided by (used for) investing activities		(154,664)	(116,989)

Financing activities
Repayment of debt		(14,491)	(10,729)
Interest paid		(17,763)	(10,121)
Repurchase of common shares		(20,897)	-
Common shares issued for cash		1,571	8,420
Proceeds from debt issuance	19	15,491	192,020
Debt issuance cost		-	(6,052)
Cash provided by (used for) financing activities		(36,089)	173,538

Effect of exchange rate changes on
cash and equivalents		(4,987)	4,765
Increase (decrease) in cash and equivalents		(142,797)	65,999
Cash and equivalents, beginning of year		277,792	211,793
Cash and equivalents, end of year		134,995	277,792

The accompanying notes are an integral part of these consolidated financial statements.

TASEKO MINES LIMITED
Consolidated Balance Sheets
(Cdn$ in thousands)

		December 31,	December 31,
	Note	2012	2011

ASSETS
Current assets
Cash and equivalents	24	134,995	277,792
Accounts receivable	11	28,966	39,909
Other financial assets	12	29,865	86,147
Inventories	13	27,556	23,290
Current tax receivable		2,309	7,437
Prepaids		5,123	2,348
		228,814	436,923

Other financial assets	12	102,737	111,641
Property, plant and equipment	14	631,997	440,565
Intangible assets	15	5,438	5,438
Prepaids		4,500	165
Other receivable	10	12,961	–
		986,447	994,732

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	16	42,938	33,005
Current portion of long-term debt	19	18,067	13,753
Interest payable	19	3,213	3,284
Other financial liabilities	17	10,995	10,972
		75,213	61,014

Long-term debt	19	234,793	218,502
Other financial liabilities	17	35,162	46,286
Provision for environmental rehabilitation	18	106,517	96,022
Deferred tax liabilities	10	71,480	76,091
		523,165	497,915

EQUITY
Share capital		368,128	378,393
Contributed surplus		37,487	33,040
Accumulated other comprehensive loss ("AOCI")		(5,365)	(1,398)
Retained earnings		63,032	86,782
		463,282	496,817
		986,447	994,732

Commitments and contingencies	23
Subsequent events	20b

The accompanying notes are an integral part of these consolidated financial statements.

TASEKO MINES LIMITED
Consolidated Statements of Changes in Equity
(Cdn$ in thousands)

		Share	Contributed		Retained
	Note	capital	surplus	AOCI	earnings	Total

Balance at January 1, 2011		365,553	26,193	6,249	60,409	458,404
Exercise of options		4,228	(1,368)	–	–	2,860
Preferred shares redemption	20	(26,642)	–	–	(2,939)	(29,581)
Shares issued for cash and preferred share redemption	20	35,254	–	–	–	35,254
Share-based compensation	21	–	8,215	–	–	8,215
Total comprehensive income (loss) for the year		–	–	(7,647)	29,312	21,665
Balance at December 31, 2011		378,393	33,040	(1,398)	86,782	496,817

Balance at January 1, 2012		378,393	33,040	(1,398)	86,782	496,817
Exercise of options		2,547	(976)	–	–	1,571
Share-based compensation	21	–	5,423	–	–	5,423
Repurchase of common shares	20	(12,812)	–	–	(8,085)	(20,897)
Total comprehensive loss for the year		–	–	(3,967)	(15,665)	(19,632)
Balance at December 31, 2012		368,128	37,487	(5,365)	63,032	463,282

The accompanying notes are an integral part of these consolidated financial statements.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
(Cdn$ in thousands)

1.	REPORTING ENTITY

Taseko Mines Limited (the Company) is a corporation governed by the British Columbia Business Corporations Act. The consolidated financial statements of the Company as at and for the year ended December 31, 2012 comprise the Company, its subsidiaries and its 75% interest in the Gibraltar joint venture since its formation on March 31, 2010. The Company is principally engaged in the production and sale of metals, as well as related activities including exploration and mine development, within the province of British Columbia. Seasonality does not have a significant impact on the Company’s operations.

2.	SIGNIFICANT ACCOUNTING POLICIES

(a) Statement of compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

These consolidated financial statements were authorized for issue by the Board of Directors on February 21, 2013.

(b) Basis of measurement

These consolidated financial statements have been prepared on a historical cost basis except for fair-value-through-profit-or-loss, available-for-sale and derivative financial instruments, which are measured at fair value.

These consolidated financial statements are presented in Canadian dollars, which is the Company’s functional currency. Non-Canadian dollar monetary assets and liabilities are translated into Canadian dollars at the closing exchange rate as at the balance sheet date. Non-monetary assets and liabilities, revenues and expenses are translated in Canadian dollars at the prevailing rate of exchange on the dates of the transactions. All financial information presented in Canadian dollars has been rounded to the nearest thousand, unless otherwise noted.

The preparation of these consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Significant areas where judgment is applied include reserve and resource estimation; asset valuations and the measurement of impairment charges or reversals; finished and in-process inventory quantities; plant and equipment lives; tax provisions; provisions for environmental rehabilitation; valuation of derivative instruments; assessment of joint control in business combinations and share-based compensation. Key estimates and assumptions made by management with respect to these areas have been disclosed in the notes to these consolidated financial statements as appropriate.

The accuracy of reserve and resource estimates is a function of the quantity and quality of available data and the assumptions made and judgment used in the engineering and geological interpretation, and may be subject to revision based on various factors. Changes in reserve and resource estimates may impact the carrying value of property, plant and equipment; the calculation of depreciation expense; the capitalization of stripping costs incurred during production; and the timing of cash flows related to the provision for environmental rehabilitation.

Changes in forecast prices of commodities, exchange rates, production costs and recovery rates may change the economic status of reserves and resources. Forecast prices of commodities, exchange rates, production costs and recovery rates, and discount rates assumptions, either individually or collectively, may impact the carrying value of derivative financial instruments, inventories, property, plant and equipment, and intangibles, as well as the measurement of impairment charges or reversals.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
(Cdn$ in thousands)

(c) Basis of consolidation

Subsidiaries

Subsidiaries are entities controlled by the Company, either directly or indirectly. The financial statements of subsidiaries are included in these consolidated financial statements from the date that control commences until the date that control ceases. All intercompany balances, transactions, income and expenses are eliminated in preparing the consolidated financial statements.

Joint ventures

A joint venture is a contractual arrangement whereby the Company and other parties undertake an economic activity that is subject to joint control (i.e., when the strategic financial and operating policy decisions relating to the activities of the joint venture require the unanimous consent of the parties sharing control).

Joint venture arrangements that involve the joint control, and often the joint ownership, by the venturers of one or more assets contributed to, or acquired for the purpose of, the joint venture and dedicated to the purposes of the joint venture are referred to as jointly controlled assets (JCA). The assets are used to obtain benefits for the venturers. Each venturer may take a share of the output from the assets and each bears an agreed share of the expenses incurred. These joint ventures do not involve the establishment of a corporation, partnership or other entity, or a financial structure that is separate from the venturers themselves. Each venturer has control over its share of future economic benefits through its share of the JCA.

The Company reports its interests in a JCA using the proportionate consolidation method. The Company combines its proportionate share of the joint venture’s individual income and expenses, assets and liabilities and cash flows on a line-by-line basis with similar items in the consolidated financial statements. Unrealized income and expenses resulting from transactions between the Company and the joint venture are eliminated to the extent of the interest in the joint venture.

(d) Revenue recognition

Revenue is recognized when the significant risks and rewards of ownership have been transferred and the amount of revenue is reasonably determinable. These conditions are generally satisfied when title passes to the customer. Cash received in advance of meeting these conditions is recorded as deferred revenue.

Under the terms of the Company’s concentrate and cathode sales contracts, the final sales amount is based on final assay results and quoted market prices in a period subsequent to the date of sale. Revenues for these sales are recorded at the time of shipment, which is also when the risks and rewards of ownership transfer to the customer, based on an estimate of metal contained using initial assay results and forward market prices on the expected date that final sales prices will be fixed. The period between provisional pricing and final settlement can be between one and four months. This provisional pricing mechanism represents an embedded derivative. The embedded derivative is recorded at fair value each reporting period by reference to forward market prices until the date of final pricing, with the changes in fair value recorded as an adjustment to revenue.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
(Cdn$ in thousands)

(e) Cash and equivalents

Cash and equivalents consist of cash and highly-liquid investments having terms of three months or less from the date of acquisition and that are readily convertible to known amounts of cash. Cash and equivalents exclude cash subject to restrictions.

(f) Financial instruments

Financial assets and liabilities are recognized on the balance sheet when the Company becomes party to the contractual provisions of the instrument. The classification of financial instruments dictates how these assets and liabilities are measured subsequently in the Company’s financial statements.

Financial instruments at fair value through profit or loss (FVTPL)

Financial instruments are classified as FVTPL when they are held for trading. A financial instrument is held for trading if it was acquired for the purpose of selling in the near term. Derivative financial instruments that are not designated and effective as hedging instruments are classified as FVTPL. Financial instruments classified as FVTPL are stated at fair value with any changes in fair value recognized in earnings for the period. Financial assets in this category include dual currency deposits and derivatives.

The Company may enter into derivative financial instruments to manage exposure to commodity price fluctuations (primarily copper) and to improve the returns on its cash assets. These instruments are non-hedge derivative instruments.

Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Subsequent to initial recognition, these financial assets are recorded at amortized cost using the effective interest method, except for short-term receivables when the recognition of interest would be immaterial. Accounts receivable are assessed for evidence of impairment at each reporting date, with any impairment recognized in earnings for the period. Financial assets in this category include cash and equivalents, accounts receivable, current tax receivable and the promissory note.

Available-for-sale financial assets

Marketable securities (except for those marketable securities that are derivative instruments), subscription receipts, capped floating rate notes and reclamation deposits are designated as available-for-sale and recorded at fair value. Unrealized gains and losses are recognized in other comprehensive income until the securities are disposed of or when there is evidence of impairment in value. If impairment in value has been determined, it is recognized in earnings for the period.

Financial liabilities

Financial liabilities are initially recorded at fair value, net of transaction costs, and are subsequently measured at amortized cost using the effective interest method. The Company has accounted for accounts payable and accrued liabilities, debt and the royalty obligation under this method.

Fair value measurement

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value, by reference to the reliability of the inputs used to estimate the fair values.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
(Cdn$ in thousands)

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

(g) Exploration and evaluation

Exploration and evaluation expenditures relate to the initial search for a mineral deposit and the subsequent evaluation to determine the economic potential of the mineral deposit. The exploration and evaluation stage commences when the Company obtains the legal right or license to begin exploration. This stage ends when management determines that there is sufficient evidence to support probability of future mining operations of economically recoverable reserves, and requires significant judgment on the part of management.

Exploration and evaluation expenditures are recognized in earnings in the period in which they are incurred. Once it is expected that expenditures can be recovered by future exploitation or sale, they are considered development costs and capitalized as part of mineral properties within property, plant and equipment.

Exploration activities primarily consist of expenditures relating to drilling programs and include: researching and analyzing existing exploration data; conducting geological mapping studies; and taking core samples for analysis. Evaluation activities include: examination and testing of extraction methods and metallurgical/treatment processes; studies related to assessment of transportation and infrastructure requirements; market and finance studies; and detailed economic evaluations to determine whether development of the reserves is commercially justifiable, including the preparation of scoping, preliminary feasibility and final feasibility studies.

(h) Inventories

Inventories are valued at the lower of cost and net realizable value. Cost is determined on a weighted average basis and includes direct labour and materials; non-capitalized stripping costs; depreciation; freight; and overhead costs. Net realizable value is determined with reference to relevant market prices, less applicable variable selling costs and estimated remaining costs of completion to bring the inventories into saleable form.

Work in process represents stockpiled ore and metals in the processing circuits that have not yet completed the production process, and are not yet in a saleable form. Finished goods inventories represent metals in saleable form that have not yet been sold. Materials and supplies inventories represent consumables used in the production process, as well as spare parts and other maintenance supplies that are not classified as capital items.

The quantity of recoverable metal in stockpiled ore and in the processing circuits is an estimate which is based on the tons of ore added and removed, expected grade and recovery. The quantity of recoverable metal in concentrate is an estimate using initial assay results.

(i) Property, plant and equipment

Land, buildings, plant and equipment

Land, buildings, plant and equipment are recorded at cost, including all expenditures incurred to prepare an asset for its intended use.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
(Cdn$ in thousands)

Repairs and maintenance costs are charged to expense as incurred, except when these repairs significantly extend the life of an asset or result in an operating improvement. In these instances, the portion of these repairs relating to the betterment is capitalized as part of plant and equipment.

Depreciation is based on the cost of the assets less residual value. Where an item of plant and equipment is comprised of major components with different useful lives, the components are accounted for as separate items and depreciated separately. Depreciation commences when an asset is available for use. Estimates of remaining useful lives and residual values are reviewed annually. Changes in estimates are accounted for prospectively.

The depreciation rates of the major asset categories are as follows:

Land	Not depreciated
Buildings	Straight-line basis over 10-25 years
Plant and equipment	Units-of-production basis
Mining equipment	Straight-line basis over 5-20 years
Light vehicles and other mobile equipment	Straight-line basis over 2-5 years
Furniture, computer and office equipment	Straight-line basis over 2-3 years

Mineral properties

Mineral properties consist of the cost of acquiring and developing mineral properties. Once in production, mineral properties are amortized on a units-of-production basis.

Acquisition costs arise either as an individual asset purchase or as part of a business combination, and may represent a combination of either proven and probable reserves, resources, or future exploration potential. The estimated fair values attributable to proven and probable reserves and resources are recorded as mineral properties within property, plant and equipment. Exploration potential is recorded as an intangible asset.

Mineral property development costs include: stripping costs incurred in order to provide initial access to the ore body; stripping costs incurred during production that generate a future economic benefit by increasing the productive capacity or extending the productive life of the mine; capitalized exploration and evaluation costs; and capitalized interest.

Construction in progress

Construction in progress includes the purchase price and any costs directly attributable to bringing the asset to the location and condition necessary for its intended use. Construction in progress includes advances on long-lead items. Construction in progress is not depreciated. Once the asset is complete and available for use, the costs of construction are transferred to the appropriate category of property, plant and equipment, and depreciation commences.

Capitalized interest

Interest is capitalized for qualifying assets. Qualifying assets are assets that require a substantial period of time to prepare for their intended use. Capitalization ceases when the asset is substantially complete or if construction is interrupted for an extended period. Where the funds used to finance a project form part of general borrowings, the amount capitalized is calculated using a weighted average of rates applicable to relevant general borrowings of the Company during the period.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
(Cdn$ in thousands)

Leased assets

Leased assets in which the Company receives substantially all the risks and rewards of ownership of the asset are capitalized as finance leases at the lower of the fair value of the asset or the estimated present value of the minimum lease payments. The corresponding lease obligation is recorded within debt on the balance sheet. Assets under operating leases are not capitalized and rental payments are included in earnings.

Impairment

The carrying amounts of the Company’s non-financial assets are reviewed for impairment whenever circumstances suggest that the carrying value may not be recoverable. If such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. These assessments require the use of estimates and assumptions such as long-term commodity prices, discount rates, future capital requirements, exploration potential and operating performance.

The recoverable amount of an asset or cash generating unit (CGU) is the higher of fair value less costs to sell and value in use. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s-length transaction between knowledgeable and willing parties. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows that are largely independent of the cash flows of other assets or CGU’s. If the recoverable amount of an asset or its related CGU is estimated to be less than its carrying amount, the carrying amount of the asset or CGU is reduced to its recoverable amount and the impairment loss is recognized in earnings for the period.

Where an impairment loss subsequently reverses, the carrying amount of the asset or CGU is increased to the revised estimate of its recoverable amount, but not to an amount that exceeds the carrying amount that would have been determined had no impairment loss been recognized for the asset or CGU in prior years. A reversal of an impairment loss is recognized immediately in earnings.

(j) Intangible assets

Mineral property acquisition costs arise either as an individual asset purchase or as part of a business combination, and may represent a combination of either proven and probable reserves, resources, or future exploration potential. When management has not made a determination that there is probable future economic benefit and the property is not imminently expected to move into development, the entire amount is considered acquired exploration potential and is classified as an intangible asset. When such property moves into development, the acquired exploration intangible asset is transferred to non-depreciable mineral properties within property, plant and equipment.

(k) Income taxes

Income tax on the earnings for the periods presented comprises current and deferred tax. Income tax is recognized in earnings except to the extent that it relates to items recognized directly in equity or in other comprehensive income. Income tax is calculated using tax rates enacted or substantively enacted at the reporting date applicable to the period of expected realization or settlement.

Current tax expense is the expected tax payable on the taxable income for the year, adjusted for amendments to tax payable with regards to previous years.

Deferred tax is determined using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The following temporary differences are not provided for: the initial recognition of assets or liabilities acquired (not in a business combination) that affect neither accounting nor taxable profit on acquisition; and differences relating to investments in subsidiaries, associates, and joint ventures to the extent that they are not probable to reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities. A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent it is no longer probable that the related tax benefit will be realized.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
(Cdn$ in thousands)

(l) Share-based compensation

The fair-value method of accounting is used for the Company’s share option plan. Fair value is measured at grant date using the Black-Scholes option pricing model and is recognized in earnings on a graded amortization basis over the option vesting period, with a corresponding increase in equity. The amount recognized as an expense is adjusted to reflect the actual number of share options that are expected to vest.

(m) Provisions

Environmental rehabilitation

The Company records the present value of estimated costs of legal and constructive obligations required to retire an asset in the period in which the obligation occurs. Environmental rehabilitation activities include facility decommissioning and dismantling; removal and treatment of waste materials; site and land rehabilitation, including compliance with and monitoring of environmental regulations; and related costs required to perform this work and/or operate equipment designed to reduce or eliminate environmental effects. The provision for environmental rehabilitation (PER) is adjusted each period for new disturbances, and changes in regulatory requirements, the estimated amount of future cash flows required to discharge the liability, the timing of such cash flows and the pre-tax discount rate specific to the liability. The unwinding of the discount is recognized in earnings as a finance cost.

When a PER is initially recognized, the corresponding cost is capitalized by increasing the carrying amount of the related asset, and is amortized to earnings on the same basis as the related asset. Costs are only capitalized to the extent that the amount meets the definition of an asset and represents future economic benefits to the operation.

Significant estimates and assumptions are made in determining the provision for environmental rehabilitation as there are numerous factors that will affect the ultimate liability payable. These factors include estimation of the extent and cost of rehabilitation activities; timing of future cash flows that are impacted by changes in discount rates; inflation rate; and regulatory requirements.

Other provisions

Other provisions are recognized when the Company has a present obligation (legal or constructive) that has arisen as a result of a past event and it is probable that a future outflow of resources will be required to settle the obligation, provided that a reliable estimate can be made of the amount of the obligation. Where the effect is material, the provision is discounted using a pre-tax rate that reflects current market assessments of the time value of money and the risk specific to the obligation. The accretion expense is included in finance expense.

(n) Finance income and expenses

Finance income comprises interest income on funds invested, gains on the disposal of marketable securities, and changes in the fair value of derivatives included in cash and equivalents and marketable securities. Interest income is recognized as it accrues in earnings, using the effective interest method.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
(Cdn$ in thousands)

Finance expenses comprise interest expense on borrowings, unwinding of the discount on provisions, losses on the disposal of marketable securities, changes in the fair value of derivatives included in cash and equivalents and marketable securities, and impairment losses recognized on financial assets. Borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are recognized in earnings using the effective interest method.

(o) Earnings (loss) per share

The Company presents basic and diluted earnings (loss) per share data for its common shares, calculated by dividing the earnings (loss) attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period. Diluted earnings per share is determined by adjusting the earnings attributable to common shareholders and the weighted average number of common shares outstanding for the effects of all dilutive potential common shares, which comprise preferred shares and share options granted.

(p) Government assistance:

Government assistance includes investment tax credits and is recognized when there is reasonable assurance that the Company will comply with the relevant conditions and that the government assistance will be received.

Government assistance that meets the recognition criteria and that relates to current expenses is recorded as a reduction of the related expenses.

Government assistance that meets the recognition criteria and that relates to the acquisition of an asset is recorded as a reduction of assets and is applied as a reduction of the cost of the related asset.

Investment tax credits, until they are refunded or applied to reduce the Company's current tax liabilities, are included as "other receivable" in the financial statements.

(q) New accounting standards

Consolidated Financial Statements

In May 2011, the IASB issued IFRS 10, Consolidated Financial Statements and IFRS 12, Disclosure of Interests in Other Entities. IFRS 10 establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. This standard defines the principle of control and establishes control as the basis for determining which entities are consolidated in an entity’s consolidated financial statements. IFRS 10 sets out three elements of control: a) power over the investee; b) exposure, or rights, to variable returns from involvement with the investee; and c) the ability to use power over the investee to affect the amount of the investors return. IFRS 10 sets out the requirements on how to apply the control principle. IFRS 12 outlines the disclosure requirements for interests in subsidiaries and other entities to enable users to evaluate the risks associated with interests in other entities and the effects of those interests on an entity’s financial position, financial performance and cash flows. IFRS 10 and IFRS 12 supersede IAS 27, Consolidated and Separate Financial Statements and SIC-12, Consolidation – Special Purpose Entities.

IFRS 10 and IFRS 12 are effective for annual periods beginning on or after January 1, 2013, with earlier application permitted. The Company has completed its assessment of the impact of these amendments and concluded that there will be no material impact on its financial statements.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
(Cdn$ in thousands)

Joint Arrangements

In May 2011, the IASB issued IFRS 11, Joint Arrangements, which provides guidance on accounting for joint arrangements. If an arrangement has joint control, IFRS 11 classifies joint arrangements as either joint operations or joint ventures, depending on the rights and obligations of the parties involved.

A joint operation is an arrangement where the jointly controlling parties have rights to the assets and obligations in respect of the liabilities relating to the arrangement. An entity accounts for a joint operation by recognizing its portion of the assets, liabilities, revenues and expenses. A joint venture is an arrangement where the jointly controlling parties have rights to the net assets of the arrangement. A joint venture is accounted for using the equity method. Proportionate consolidation is no longer permitted.

This standard is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted. The Company has completed its assessment of the impact of these amendments and concluded that there will be no material impact on its financial statements.

Fair Value Measurement

In May 2011, the IASB issued IFRS 13, Fair Value Measurement. This standard defines fair value, sets out a single IFRS framework for measuring fair value and outlines disclosure requirements about fair value measurements. IFRS 13 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value is a market-based measurement, not an entity-specific measurement, so assumptions that market participants would use should be applied in measuring fair value.

IFRS 13 is effective for annual periods on or after January 1, 2013, with earlier application permitted. This standard is to be applied prospectively as of the beginning of the annual period in which it is initially applied and the disclosure requirements do not need to be applied in comparative periods before initial application. The Company has completed its assessment of the impact of these amendments and concluded that there will be no material impact on its financial statements.

Other Comprehensive Income

In June 2011, the IASB and FASB issued amendments to standards to align the presentation requirements for other comprehensive income (OCI). The IASB issued amendments to IAS 1, Presentation of Financial Statements to require companies preparing financial statements under IFRS to group items within OCI that may be reclassified to the profit or loss. The amendments also reaffirm existing requirements that items in OCI and profit or loss should be presented as either a single statement or two consecutive statements.

The amendments to IAS 1 set out in Presentation of Items of Other Comprehensive Income are effective for fiscal years beginning on or after July 1, 2012. The Company has completed its assessment of the impact of these amendments and concluded that the existing presentation of items within OCI is in accordance with the amendments to IAS 1.

Production Stripping Costs

In October 2011, the IASB issued International Financial Reporting Interpretation Committee (IFRIC) 20, Stripping Costs in the Production Phase of a Surface Mine. This interpretation requires the capitalization and depreciation of stripping costs from the production phase of a mine if an entity can demonstrate that it is probable that future economic benefits will be realized, that costs can be reliably measured, and that the component of the ore body for which access has been improved can be identified. This interpretation is effective for annual periods beginning on or after January 1, 2013. The Company is currently assessing the impact of this interpretation on its financial statements.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
(Cdn$ in thousands)

3.	INTEREST IN JOINT VENTURE

On March 31, 2010, the Company entered into an agreement with Cariboo Copper Corp. (Cariboo) whereby the Company contributed certain assets and liabilities of the Gibraltar mine into an unincorporated joint venture to acquire a 75% interest in the joint venture.

The assets and liabilities contributed by the Company to the joint venture were mineral property interests, plant and equipment, inventories, prepaid expenses, reclamation deposits, capital lease obligations, and site closure and reclamation obligations. Certain key strategic, operating, investing and financing policies of the joint venture require unanimous approval such that neither venturer is in a position to exercise unilateral control over the joint venture. The Company continues to be the operator of the Gibraltar mine.

During 2011, the construction of the SAG direct feed system was completed. Under the terms of agreement with Cariboo, the Company assumed 100% of the capital costs in excess of the capital budget for the SAG direct feed system at the joint venture formation. The Company recognized a net loss on contribution to the joint venture of $3,987 during 2011 as a result of funding Cariboo’s portion of the SAG direct feed system project costs above the 2010 budgeted amount.

Summary financial information for the joint venture on 100% basis is are follows:

	As at December 31,
	2012	2011
Current assets	150,582	99,957
Non-current assets	1,257,012	991,166
Current liabilities	78,750	59,095
Non-current liabilities	196,454	156,153

	Years ended December 31,
	2012	2011
Revenues	338,143	335,822
Expenses	285,292	244,735
Net income	52,851	91,087

4.	REVENUE

	Years ended December 31,
	2012	2011
Copper concentrate	232,604	227,140
Copper cathode	5,444	6,936
Total copper sales	238,048	234,076
Molybdenum concentrate	12,228	14,317
Silver contained in copper concentrate	3,331	3,473
	253,607	251,866

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
(Cdn$ in thousands)

5.	COST OF SALES

	Years ended December 31,
	2012	2011
Direct mining costs	158,519	125,536
Depreciation	18,843	12,145
Treatment and refining costs	12,628	11,632
Transportation costs	14,006	13,108
Changes in inventories of finished goods and work in process	(2,085)	3,144
	201,911	165,565

Cost of sales consists of direct mining costs (which include personnel costs, mine site general & administrative costs, non-capitalized stripping costs, repair & maintenance costs, operating supplies and external services), depreciation, and offsite costs comprised of treatment & refining costs and transportation costs.

6.	COMPENSATION EXPENSE

	Years ended December 31,
	2012	2011
Wages, salaries and benefits	49,313	42,314
Post-employment benefits	687	1,135
Share-based compensation	5,410	8,215
	55,410	51,664

Compensation expense is presented as a component of cost of sales, general and administrative expense, and exploration and evaluation expense.

7.	OTHER OPERATING EXPENSES (INCOME)

	Years ended December 31,
	2012	2011
Realized loss on copper derivative instruments	5,010	9,910
Unrealized loss (gain) on copper derivative instruments	24,801	(22,944)
Loss on disposition of property, plant and equipment	192	542
Consulting expenses	-	6,322
Impairment of plant and equipment	1,383	1,835
Management fee income	(845)	(840)
	30,541	(5,175)

Consulting expenses are related to the consultants engaged to work with the Gibraltar management team to achieve improvements in operational performance.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
(Cdn$ in thousands)

For the year ended December 31, 2012, certain plant and equipment was deemed redundant upon completion of GDP3. which resulted in an impairment charge. For the year ended December 31, 2011, certain plant and equipment was deemed redundant upon completion of the SAG direct feed project during 2011, which resulted in an impairment charge.

8.	FINANCE EXPENSES

	Years ended December 31,
	2012	2011
Interest expense	12,041	13,957
Accretion on PER (note 18)	2,170	2,046
	14,211	16,003

9.	FINANCE INCOME

	Years ended December 31,
	2012	2011
Interest income	6,668	6,859
Realized income on dual currency deposits	3,768	4,275
Unrealized income (loss) on dual currency deposits	238	(18)
Dividend income	-	448
Gain on sale of marketable securities	1,418	5,995
Change in fair value of financial instruments	-	(289)
	12,092	17,270

10.	INCOME TAX

(a) Income tax expense/(recovery)

	Years ended December 31,
	2012	2011
Current income tax:
Current period	484	6,166
Current tax adjustments related to prior periods	669	(164)
	1,153	6,002
Deferred income tax:
Origination and reversal of temporary differences	(3,365)	17,906
Deferred tax adjustments related to prior periods	(679)	(126)
	(4,044)	17,780
	(2,891)	23,782

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
(Cdn$ in thousands)

During the year ended December 31, 2012, the Company recognized recoveries of income tax of $877 (2011: $907) and interest expense of $232 (2011: $208) associated with the reversal of historical tax reserves dating back to 2007 (2011: 2006).

(b) Income tax recognized directly in OCI

	Years ended December
		31,
	2012	2011
Unrealized losses on available-for-sale financial assets, before tax	(3,116)	(2,744)
Tax benefit	390	343
Unrealized losses on available-for-sale financial assets, net of tax	(2,726)	(2,401)
Reclassification of realized gains on available-for-sale financial assets, before tax	(1,418)	(5,995)
Tax benefit	177	749
Reclassification of realized gains on available-for-sale financial assets, net of tax	(1,241)	(5,246)
Total other comprehensive loss for the year	(3,967)	(7,647)

(c) Effective tax rate reconciliation

	Years ended December 31,
	2012	2011
Income tax at Canadian statutory rate of 34.75% (2011: 36.25%)	(6,448)	18,399
Permanent differences	4,465	4.862
Future tax rate differences	(345)	(126)
Unrecognized tax benefits	(553)	1,366
Other	(10)	(719)
Income tax expense (recovery) at the effective tax rate of 15.6% (2011: 46.9%)	(2,891)	23,782

(d) Deferred tax assets and liabilities

Deferred tax assets and liabilities are attributable to the following:

	As at December 31,
	2012	2011
Property, plant and equipment	(104,011)	(98,568)
Financial instruments at fair value through profit or loss	(1,130)	(7,196)
Available-for-sale financial assets	766	200
Provisions	20,287	17,845
Other	8,690	11,149
Tax loss carryforwards	3,918	479
	(71,480)	(76,091)

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
(Cdn$ in thousands)

e) Unrecognized deferred tax assets and liabilities

	As at December 31,
	2012	2011
Deductible temporary differences:
Debt	6,510	10,930
Deferred Tax Asset:
Debt	814	1,366

Deferred tax assets have not been recognized in respect of these items because it is not probable that future taxable profit will be available against which the Company can utilize the benefits. There are no unrecognized tax liabilities.

f) Other receivables

Other receivables of $12,961 (2011: $Nil) represent mineral tax benefits that the Company is entitled to receive as a result of the completion of the Gibraltar mine expansion.

11.	ACCOUNTS RECEIVABLE

	As at December 31,
	2012	2011
Trade receivables	13,914	29,891
Other receivables due from related parties	-	241
Harmonized sales tax receivable	9,521	5,767
BC mineral exploration tax credit	4,510	2,610
Other receivables	1,021	1,400
	28,966	39,909

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
(Cdn$ in thousands)

12.	OTHER FINANCIAL ASSETS

	As at December 31,
	2012	2011
Current:
Capped floating rate notes	10,023	-
Copper put option contracts	1,776	25,407
Marketable securities – available for sale	7,196	11,898
Promissory note	10,820	8,190
Short-term investments	50	50
Dual currency deposits > 3-month term	-	40,602
	29,865	86,147
Long-term:
Capped floating rate notes	10,067	20,055
Subscription receipts[1]	7,100	-
Reclamation deposits	25,728	24,962
Promissory note (note 17)	59,842	66,624
	102,737	111,641

1 The Company invested in subscription receipts of a private company with directors in common which holds mineral property interests. The subscription receipts will be convertible into units comprised of shares, or shares and warrants.

13.	INVENTORIES

	As at December 31,
	2012	2011
Work in process	4,065	1,154
Finished goods:
Copper concentrate	5,395	6,063
Copper cathode	-	179
Molybdenum concentrate	265	244
Materials and supplies	17,831	15,650
	27,556	23,290

In 2012, materials and supplies inventories was written down by $362 (2011: $446). This writedown is included in cost of sales. The net realizable value of the materials and supplies inventories after the writedown was nil (2011: nil).

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
(Cdn$ in thousands)

14.	PROPERTY, PLANT & EQUIPMENT

	Mineral	Plant and
	properties[1]	equipment	CIP [4]	Total
Cost
At January 1, 2011	98,840	266,417	17,590	382,847
Additions	949	27,778	45,391	74,118
Rehabilitation cost asset [2]	43,516	-	-	43,516
Capitalized interest [3]	-	-	874	874
Disposals	-	(762)	-	(762)
Transfers between categories [4]	-	13,150	(13,150)	-
At December 31, 2011	143,305	306,583	50,705	500,593
Additions	30	54	209,382	209,466
Rehabilitation cost asset [2]	8,529	-	-	8,529
Capitalized interest [3]	-	-	7,679	7,679
Disposals	-	(869)	-	(869)
New Mine Allowance credit	-	(12,538)	-	(12,538)
Transfers between categories [4]	-	86,170	(86,170)	-
At December 31, 2012	151,864	379,400	181,596	712,860
Accumulated depreciation and impairments
At January 1, 2011	14,001	27,748	-	41,749
Depreciation	3,782	12,882	-	16,664
Disposals	-	(220)	-	(220)
Impairments	-	1,835	-	1,835
At December 31, 2011	17,783	42,245	-	60,028
Depreciation	4,459	15,481	-	19,940
Disposals	-	(488)	-	(488)
Impairments	-	1,383	-	1,383
At December 31, 2012	22,242	58,621	-	80,863
Carrying amounts
At December 31, 2011	125,522	264,338	50,705	440,565
At December 31, 2012	129,622	320,779	181,596	631,997

1 Mineral properties consists of the cost of acquiring and developing mineral properties. Development costs include capitalized stripping costs, capitalized exploration and evaluation costs, capitalized interest, and rehabilitation cost asset.
2. Represents movements in the rehabilitation cost asset as a result of changes in estimates during the period.
3 The capitalization rate for the period was 7.77% (2011: 5.77%).
4. Construction in process (CIP) is transferred to the relevant category of property, plant and equipment once the asset is available for use.

(a) Leased assets

The Company leases mining equipment under a num ber of capital lease agreements. Some leases may not be terminated by the Company prior to the end of its term. Most of the leases provide the Company with the option to purchase the equipment at a beneficial price. One lease contains a mandatory purchase provision. Certain rents are based on an annual average usage for the applicable equipment and, if at the end of the term (unless the equipment has been purchased by the Company), the actual annual average usage of such equipment has been greater than the specified usage, the Company must pay an additional amount for each excess hour of actual usage. The leased assets secure the lease obligations (note 19).

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
(Cdn$ in thousands)

At December 31, 2012, the net carrying amount of leased assets was $47,898 (2011: $29,606).

15.	INTANGIBLE ASSETS

	As at December 31,
	2012	2011
Aley niobium property	5,436	5,436
New Prosperity gold-copper property [1]	1	1
Harmony gold property [1]	1	1
	5,438	5,438

1. Carrying amounts for New Prosperity and Harmony represent the original mineral property acquisition costs less historical impairments.

16.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	As at December 31,
	2012	2011
Trade payables	39,963	31,055
Other payables due to related parties	100	44
Other payables	2,875	1,906
	42,938	33,005

17.	OTHER FINANCIAL LIABILITIES

	As at December 31,
	2012	2011
Current:
Royalty obligations	10,820	8,190
Copper call option contracts	-	2,607
Deferred revenue – royalty obligation	175	175
	10,995	10,972
Long-term:
Royalty obligations	34,759	44,594
Income tax obligations	272	1,386
Deferred revenue – royalty obligation	131	306
	35,162	46,286

(a) Red Mile royalty obligation and promissory note

In September 2004, the Company sold a royalty on the Gibraltar mine’s copper production to Red Mile Resources No. 2 Limited Partnership (Red Mile), an unrelated investment partnership, for $67,357. The proceeds were invested with a trust company in a promissory note (note 12) and the Company pledged the promissory note, along with interest earned thereon, as security for its royalty obligation.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
(Cdn$ in thousands)

Pursuant to the agreements, the Company received fees and interest for services performed in relation to the Red Mile transaction, including $1,750 for indemnifying an affiliate of Red Mile from any claims relating to a breach by the Company under the royalty agreement. The indemnification funds received were recorded as deferred revenue and will be recognized as income over the expected remaining life of the royalty agreement.

Annual royalties are payable to Red Mile at rates ranging from $0.01 to $0.14 per pound of copper produced during the period from the commencement of commercial production (as defined in the agreement) to the latter of (i) December 2014 and (ii) five years after the end of commercial production from the mine. Funds held in the promissory note are released to satisfy the annual royalty payment.

The Company has a pre-emptive option to effectively purchase (call) the royalty interest by acquiring the Red Mile partnership units in consideration of a payment which is (i) approximately equal to the funds received by the Company less royalty payments to date, or (ii) fair value, whichever is lower. Under certain circumstances, the investors in Red Mile also have a right to sell (put) their Red Mile partnership units to the Company at fair value; however, such right is subject to the Company’s pre-emptive right to exercise the “call” in advance of any “put” being exercised and completed.

The Company has granted to Red Mile a net profits interest (NPI) which survives any “put” or “call” of the Red Mile units. The NPI is applicable for the years 2011 to 2014 and ranges from 2% to 4%, depending on the average copper price each year adjusted for variations in foreign currency exchange rates. No NPI is payable until the Company reaches a pre-determined aggregate level of revenues less defined operating costs. As at December 31, 2012 and 2011, these threshold levels have not been met.

18.	PROVISIONS

Environmental
rehabilitation
At January 1, 2011	53,129
Additions during the year	171
Change in estimates	43,346
Used during the year	(2,670)
Unwind of discount	2,046
At December 31, 2011	96,022
Additions during the year	301
Change in estimates	8,221
Used during the year	(197)
Unwind of discount	2,170
At December 31, 2012	106,517

The PER represents the present value of estimated costs of legal and constructive obligations required to retire an asset. The PER has been recognized based on the Company’s internal estimates. Assumptions, based on the current economic environment, have been made which management believes are a reasonable basis upon which to estimate the future liability.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
(Cdn$ in thousands)

The following significant estimates and assumptions were made for the purpose of estimating the PER:

	December 31,	December 31,
	2012	2011
Pre-tax discount rate	2.4%	3.1%
Inflation rate	2.0%	2.0%
Market risk adjustment	0.5%	0.5%
Number of years to mine closure	25	26
Number of years over which rehabilitation occurs	100	100

Estimates are reviewed regularly to take into account any material changes to the assumptions. During 2012, the Company submitted an updated decommissioning cost report to the BC Ministry of Energy, Mines and Petroleum Resources as a requirement to maintain the M-40 Approval of Reclamation Program permit in good standing. The underlying cost assumptions supporting the 2012 decommissioning report reflect management’s best estimate for closure costs and were incorporated into the PER. There have been some adjustments to certain estimates, both in terms of amount and timing, made subsequently as a result of updated information. Furthermore, there have been changes in discount rates during the current period, which has had a significant impact on the PER.

In general, the expected cash flows become more reliable towards the end of the mine’s life, whereas the estimate of a PER at the beginning of the mine’s life is more subjective. Actual rehabilitation costs will ultimately depend upon future market prices for the necessary decommissioning works required, which will reflect market conditions at the relevant time. Furthermore, the timing of rehabilitation is likely to depend on when the mine ceases to produce at economically viable rates. This, in turn, will depend upon future metal prices, which are inherently uncertain.

As required by the regulatory authorities, before commencing work on a project or mine, the Company posts a security which is held in trust by the regulatory authorities. These reclamation deposits (note 12) are returned once the site is reclaimed to a satisfactory level and there are no ongoing monitoring or maintenance requirements. For the Gibraltar mine, the Company has also issued an irrevocable standby letter of credit for $10 million as part of its security with the regulatory authorities.

19.	DEBT

	As at December 31,
	2012	2011
Current:
Capital leases	10,755	6,925
Secured equipment loans	7,312	6,828
	18,067	13,753
Long-term:
Senior notes	193,970	197,409
Capital leases	24,486	14,862
Secured equipment loans	16,337	6,231
	234,793	218,502

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
(Cdn$ in thousands)

(a) Senior notes

In April 2011, the Company completed a public offering of US$200 million in senior notes due in 2019, bearing interest at an annual rate of 7.75%. The notes are guaranteed by the Company’s subsidiaries and the subsidiary guarantees are, in turn, guaranteed by the Company.

The Company may redeem some or all of the notes at any time on or after April 15, 2015 at redemption prices ranging from 103.875% to 100% plus accrued interest. Prior to April 15, 2015, the notes may be redeemed at 100% plus a make-whole premium, plus accrued interest. In addition, until April 15, 2014, the Company may redeem up to 35% of the principal amount of notes, in an amount not greater than the net proceeds of certain equity offerings, at a redemption price of 107.75%, plus accrued interest.

The Company is subject to certain restrictions on asset sales, payments, and incurrence of indebtedness and issuance of preferred stock.

(b) Capital leases

Capital leases are are repayable in monthly installments with fixed interest rates and are secured by plant and equipment with a carrying value of $47,898 (2011: $29,606). The capital lease obligations bear fixed interest rates ranging from 5.00% to 6.35% and have maturity dates ranging from 2013 to 2017.

(c) Secured equipment loans

The equipment loans are secured by equipment with a carrying value of $50,724 (2011: $26,899). The loans are repayable in monthly installments and bear fixed interest rates ranging from 4.47% to 5.84% and have maturity dates out to 2017.

20.	EQUITY

(a) Share capital

		Tracking
	Common	preferred
(thousands of shares)	shares	shares
At January 1, 2011	187,498	12,484
Issued for cash	1,000	-
Exchange of tracking preferred shares for common shares (note 20b)	5,916	(12,484)
Exercise of share options	2,091	-
At December 31, 2011	196,505	-
Repurchased	(6,645)	-
Exercise of share options	1,022	-
At December 31, 2012	190,882	-

The Company’s authorized share capital consists of an unlimited number of common shares with no par value.

(b) Equity issued and repurchased

During the year ended December 31, 2011, the Company sold one million of its common shares through an at-the-market issuance for net proceeds of $5,559.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
(Cdn$ in thousands)

During the year ended December 31, 2011, Continental Minerals Corporation (“Continental”) completed its previously-announced plan of arrangement with Jinchuan Group Ltd. Pursuant to the plan of arrangement, the outstanding preferred shares of Continental were exchanged for common shares of the Company, resulting in the issuance of 5,916,241 common shares at a fair value of $29,581 and the redemption of all of the outstanding tracking preferred shares.

Effective February 3, 2012, the Company commenced a normal course issuer bid for up to 10 million common shares of the Company. All shares were purchased on the open market through the facilities of the Toronto Stock Exchange at the market price at the time of purchase. Purchases under the normal course issuer bid were subject to the restricted payment limitations in the Company’s senior notes indenture. During 2012, a total of 6,644,440 common shares have been repurchased under the normal course issuer bid for $20,897. Subsequent to year end, the Company’s normal course issuer bid was terminated on February 2, 2013.

(c) Contributed surplus

Contributed surplus represents employee entitlements to share-based awards that have been charged to profit and loss in the periods during which the entitlements were accrued and have not yet been exercised.

(d) Accumulated other comprehensive income (loss) (“AOCI”)

AOCI is comprised of the cumulative net change in the fair value of available-for-sale financial assets, net of taxes, until the investments are sold or impaired.

21.	SHARE-BASED COMPENSATION

The Company has a share option plan (equity settled) approved by the shareholders that allows it to grant options to directors, officers, employees and other service providers. Under the plan, a maximum of 10% of the Company’s outstanding common shares may be granted. The maximum allowable number of options to independent directors as a group at any time outstanding is 1% of the Company’s outstanding common shares. The exercise price of an option is set at the time of grant using the five-day volume weighted average price of the common shares. Options may have a term of up to ten years. Vesting conditions of options is at the discretion of the Board of Directors at the time the options are granted.

(thousands of options)	Options	Average price
Outstanding at January 1, 2011	11,114	$2.47
Granted	2,370	5.16
Exercised	(2,091)	1.37
Forfeited	(98)	4.58
Expired	-	-
Outstanding at January 1, 2012	11,295	$3.22
Granted	4,430	$2.78
Exercised	(1,015)	$1.53
Forfeited	(431)	$4.33
Expired	(147)	$4.31
Outstanding at December 31, 2012	14,132	$3.16
Exercisable at December 31, 2012	10,565	$3.13

The weighted-average share price at the date of exercise for share options exercised in 2012 was $3.20 (2011: $4.18).

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
(Cdn$ in thousands)

	Options	Average life
Range of exercise price	(thousands)	(years)
$1.00 to $2.18	4,154	1.1
$2.19 to $4.09	4,312	4.0
$4.10 to $5.74	5,666	2.0
	14,132	2.4

The fair value at grant date of the share option plan was measured based on the Black-Scholes formula. Expected volatility is estimated by considering historic average share price volatility. The inputs used in the measurement of the fair values at grant date of the share-based payment plans are the following:

	Key management personnel		Employees
	2012	2011	2012	2011
Weighted-average share price	2.76	5.01	2.84	4.98
Expected term (years)	5.0	4.9	3.2	3.0
Expected forfeiture rate	0%	0%	0%	0%
Weighted-average expected volatility	72.6%	77.0%	61.9%	83.8%
Expected dividend yield	0%	0%	0%	0%
Risk-free interest rate	1.33%	2.2%	1.1%	2.2%
Weighted-average fair value per option	1.65	3.11	1.21	2.69

22.	EARNINGS (LOSS) PER SHARE

	Year ended December 31,
	2012	2011
Net (loss) earnings	(15,665)	26,974
Net (loss) earnings – diluted	(15,665)	26,974
(in thousands of common shares)
Weighted-average number of common shares	192,599	193,213
Dilutive securities:
Effect of share options	-	4,535
Effect of tracking preferred shares	-	-
Weighted-average number of diluted common shares	192,599	197,748
($ per common share)
Basic earnings per share	(0.08)	0.14
Diluted earnings per share	(0.08)	0.14

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
(Cdn$ in thousands)

23.	COMMITMENTS AND CONTINGENCIES

(a) Commitments

	<1 year or
	on
	demand	1 - 2 years	2 - 5 years	>5 years	Total
At December 31, 2012
Capital lease liability	10,755	8,984	15,503	-	35,242
Future interest charges	1,741	1,176	932	-	3,849
Capital lease commitments	12,496	10,160	16,435	-	39,091
Operating lease commitments[1]	3,313	1,801	946	934	6,994
Purchase obligations	14,016	2,131	-	-	16,147
Capital expenditures commitments	31,849	-	-	-	31,849
At December 31, 2011
Capital lease liability	6,925	5,938	8,924	-	21,787
Future interest charges	1,133	709	602	-	2,444
Capital lease commitments	8,058	6,647	9,526	-	24,231
Operating lease commitments[1]	1,377	117	145	-	1,639
Capital expenditures commitments	37,200	-	-	-	37,200

1. Operating leases are entered into as a means of acquiring property, plant and equipment. Certain leases contain extension and renewal options.

In respect of its interest in a joint venture, the joint venture is committed to incur capital expenditures of $42,466 (2011: $49,600), of which the Company’s share of this commitment is $31,849 (2011: $37,200).

During the year ended December 31, 2012, an amount of $3,181 was recognized as an expense in profit or loss in respect of operating leases (2011: $2,859).

(b) Contingencies

The Company has guaranteed 100% of certain debt entered into by the Gibraltar joint venture in which it holds a 75% interest. As at December 31, 2012, this debt totaled $56,279 on a 100% basis. The Company has also guaranteed its share of additional debt totaling $16,682 on 75% basis.

24.	SUPPLEMENTARY CASH FLOW INFORMATION

(a) Cash and equivalents

	As at December 31,
	2012	2011
Cash	134,995	217,338
Dual currency deposits < 3-month term	-	60,454
	134,995	277,792

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
(Cdn$ in thousands)

(b) Other items

	For the year ended December 31,
	2012	2011
Change in non-cash working capital items
Accounts receivable	10,943	(17,991)
Inventories	(4,266)	(2,005)
Prepaids	(2,775)	(1,813)
Accounts payable and accrued liabilities	(2,114)	(2,914)
Interest payable	(71)	3,284
Deferred revenue – royalty obligation	(175)	(175)
	1,542	(21,614)
Operating cash flows – other items
Realized loss on copper derivative instruments	5,010	9,910
Reclamation expenditures	(204)	(2,670)
Impairment of plant and equipment	1,383	1,835
(Gain) loss on sale of property, plant and equipment	192	542
Long-term prepaids	(4,335)	(165)
	2,046	9,452
Investing cash flows – other items
Net cash reinvested in reclamation deposit	(815)	(1,054)
Reclamation deposit	(40)	(12)
	(855)	(1,066)
Non-cash investing and financing activities
Assets acquired under capital lease	23,098	7,241
Interest earned on promissory note	(4,038)	(4,255)
Interest expense on royalty obligation	984	1,140
Royalty obligation settled by promissory note	(8,190)	(7,248)
Shares issued for preferred shares redemption	-	26,642

25.	FINANCIAL RISK MANAGEMENT

(a) Overview

In the normal course of business, the Company is inherently exposed to market, liquidity and credit risk through its use of financial instruments. The timeframe and manner in which the Company manages these risks varies based upon management’s assessment of the risk and available alternatives for mitigating risk. The Board approves and monitors risk management processes, including treasury policies, counterparty limits, controlling and reporting structures.

(b) Market risk

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices. Market prices comprise three types of risk: commodity price risk; interest rate risk; and currency risk. Financial instruments affected by market risk include: cash and equivalents; accounts receivable; promissory note; marketable securities; subscription receipts; reclamation deposits; accounts payable and accrued liabilities; debt; royalty obligation; and derivatives.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
(Cdn$ in thousands)

The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return. The Company buys and sells derivatives in order to manage market risks. The derivative instruments employed by the Company are not designated as hedges for accounting purposes. These non-hedge derivatives are considered to be economic hedges.

Commodity price risk

The Company is exposed to the risk of fluctuations in prevailing market commodity prices on the metals it produces. To manage the Company’s operating margins effectively in volatile metals markets, the Company enters into copper option contracts. The amount and duration of the Company’s hedge position is based on its assessment of business specific risk elements combined with the copper pricing outlook. Currently, the Company has approximately 50% of its estimated share of 2013 Gibraltar copper production hedged by means of copper option contracts.

The table below summarizes the impact on earnings after tax and equity for changes in commodity prices on the fair value of derivatives, other than those designated as embedded derivatives.

	Years ended December 31,
	2012	2011
Copper increases by US$0.35/lb (2011: US$0.34/lb) [1]	(779)	(10,288)

1. The analysis is based on the assumption that the year-end copper price increases 10% with all other variables held constant. The relationship between the year-end copper price and the strike price of copper options has significant influence over the fair value of the derivatives. As such, a 10% decrease in the year-end copper price will not result in an equal but opposite impact on earnings after tax and equity. The closing exchange rate for the year ended December 31, 2012 of CAD/USD 0.9949 (2011: 1.0170) was used in the analysis.

The Company also enters into physical commodity contracts in the normal course of business. These contracts are not derivatives and are measured at cost (typically at nil); they are therefore excluded from the fair value and sensitivity table above. Also not included in the above tables are provisionally priced sales volumes for which price finalization is outstanding at balance sheet date. Provisionally pricing mechanisms embedded within these sales arrangements have the character of a commodity derivative and are carried at fair value as part of accounts receivables. The table below summarizes the impact on earnings after tax and equity for changes in commodity prices upon provisionally invoiced sales volumes.

	Years ended December 31,
	2012	2011
Copper increase/decrease by US$0.35/lb (2011: US$0.34/lb) [1]	1,229	2,054
Molybdenum increase/decrease by US$1.14/lb (2011: US$1.34/lb) [1]	136	269

1. The analysis is based on the assumption that the metal price moves 10% with all other variables held constant. The closing exchange rate for the year ended December 31, 2012 of CAD/USD 0.9949 (2011: 1.0170) was used in the analysis.

The sensitivities in the above tables have been determined as the absolute impact on fair value of a 10 per cent increase in commodity prices at each reporting date, while holding all other variables, including foreign currency and exchange rates, constant. The relationship between commodity prices and foreign currencies is complex and movements in foreign exchange can impact commodity prices. The sensitivities should therefore be used with care.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
(Cdn$ in thousands)

Interest rate risk

The Company is exposed to interest rate risk on its outstanding debt and investments, including cash and equivalents, from the possibility that changes in market interest rates will affect future cash flows or the fair value of fixed-rate interest-bearing financial instruments.

The table below summarizes the impact on earnings after tax and equity for a change of 100 basis points in interest rates at the reporting date. This analysis assumes that all other variables, in particular foreign currency rates, remain constant. This assumes that the change in interest rates is effective from the beginning of the financial year and balances are constant over the year. However, interest rates and balances of the Company may not remain constant in the coming financial year and therefore such sensitivity analysis should be used with care.

	Years ended December 31,
	2012	2011
Fair value sensitivity for fixed-rate instruments
Cash and equivalents	-	407
Dual currency deposits > 3-month term	-	482
Promissory note	835	789
Royalty Obligation	(350)	(383)
Capital leases	(227)	(148)
Secured equipment loans	(91)	(128)
Senior notes	(1,499)	(1,057)
	(1,332)	(38)
Cash flow sensitivity for variable-rate instruments
Cash and equivalents	571	1,327
Capped floating rate notes	19	11
Reclamation deposits	184	174
	774	1,512

Currency risk

The Canadian dollar is the functional currency of the Company and, as a result, currency exposures arise from transactions and balances in currencies other than the Canadian dollar, primarily the US dollar. The Company’s potential currency exposures comprise translational exposure in respect of non-functional currency monetary items, and transactional exposure in respect of non-functional currency revenues and expenditures. The Company also has currency exposure as a result of its investment in dual currency deposits (“DCD”). A DCD is a financial instrument which combines a money market deposit with a currency option to provide a higher yield than that available for a standard deposit. The currency that the Company receives upon maturity of the DCD is dependent on the prevailing spot foreign exchange rate at maturity.

The following table demonstrates the sensitivity to a 10% strengthening in the CAD against the USD. With all other variables held constant, the Company’s earnings after tax would increase/(decrease) due to changes in the carrying value of monetary assets and liabilities. The impact on equity is the same as the impact on profit after tax. A weakening in the CAD against the USD would have had the equal but opposite effect to the amounts shown below.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
(Cdn$ in thousands)

	Year ended December 31,
	2012	2011
Cash and equivalents	(6,167)	(8,576)
Dual currency deposits [1]	-	(7,491)
Accounts receivable	(1,044)	(2,197)
Copper put option contracts	(133)	(1,867)
Accounts payable and accrued liabilities	129	492
Copper call option contracts	-	192
Senior notes	14,536	14,510

1. Represents the translational exposure of the DCDs, and does not consider the potential impact of losses as a result of potential conversions of the DCD into Canadian dollars at maturity.

The Company’s financial asset and liability profile may not remain constant and, therefore, these sensitivities should be used with care.

(c) Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company manages liquidity risk by holding sufficient cash and equivalents and scheduling long-term obligations based on estimated cash inflows.

During the year ended December 31, 2012, Moody’s Investor Service made no change to the Company’s long-term credit rating of B3, and Standard & Poor’s made no change to the Company’s long-term credit rating of B. The Company’s strong credit profile and significant cash balance ensure that sufficient liquid funds are maintained to meet its daily cash requirements. The Company’s practice on counterparty credit exposure ensures that only counterparties of a high credit standing are used for the investment of any excess cash.

There were no defaults on loans payable during the year.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
(Cdn$ in thousands)

The maturity profile of the Company’s financial liabilities based on contractual undiscounted amounts is:

	<1 year or
	demand	1 - 2 years	2 - 5 years	>5 years	Total
At December 31, 2012
Accounts payable and accrued liabilities	42,938	-	-	-	42,938
Expected future interest payments	18,148	17,186	47,906	19,920	103,160
Capital leases	10,755	8,984	15,502	-	35,241
Secured equipment loans	7,312	6,304	10,033	-	23,649
Senior notes	-	-	-	198,980	198,980
Royalty obligations [1]	10,820	23,809	10,950	-	45,579
	89,973	56,283	84,391	218,900	449,547
Carrying amount	71,825	39,097	36,485	198,980	346,387
At December 31, 2011
Accounts payable and accrued liabilities	36,289	-	-	-	36,289
Expected future interest payments	17,518	16,717	47,945	36,126	118,306
Capital leases	6,925	5,938	8,924	-	21,787
Secured equipment loans	6,828	3,672	2,559	-	13,059
Senior notes	-	-	-	203,400	203,400
Royalty obligations [1]	13,514	23,809	15,461	-	52,784
	81,074	50,136	74,889	239,526	445,625
Carrying amount	63,556	33,419	26,944	197,409	321,328

1. Actual timing of payment for royalty obligations may differ. Amounts estimated based on expected future production levels.

(d) Credit risk

Credit risk is the risk of potential loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The Company is exposed to credit risk from its receivables, marketable securities and investments, and derivatives. In general, the Company manages its credit exposure by transacting only with reputable counterparties. The Company monitors the financial condition of its customers and counterparties to contracts.The following table shows the Company’s receivables at the reporting date that are exposed to credit risk and the aging analysis. There are no impairments recognized on the receivables.

		Not past	Past due but not impaired
	Total	due	<30 days	31-90 days	>90 days
At December 31, 2012
Trade receivables	13,914	13,914	-	-	-
Other receivables	15,052	11,042	-	4,010	-
	28,966	24,956	-	4,010	-
At December 31, 2011
Trade receivables	29,891	29,958	12	(79)	-
Other receivables	10,018	9,306	-	712	-
	39,909	39,264	12	633	-

The Company deals with a limited number of counterparties for its metal sales. The balance at December 31, 2012 is comprised of four customers (2011: four customers).

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
(Cdn$ in thousands)

(e) Fair values of financial instruments

The fair values of financial assets and liabilities, together with their carrying amounts, are presented by class in the following table.

	December 31, 2012		December 31, 2011
	Carrying		Carrying
	amount	Fair value	amount	Fair value
Financial assets
Fair value through profit and loss (FVTPL)
Dual currency deposits < 3-month term	-	-	61,033	61,033
Dual currency deposits > 3-month term	-	-	40,602	40,602
Copper put option contracts	1,776	1,776	25,407	25,407
Loans and receivables
Cash	134,995	134,995	216,759	216,759
Accounts receivable	28,966	28,966	39,909	39,909
Promissory note [1]	70,662	N/A	74,814	N/A
Available-for-sale
Capped floating rate notes	20,090	20,090	20,055	20,055
Shares	7,196	7,196	11,898	11,898
Subscription receipts	7,100	7,100	-	-
Reclamation deposits	25,728	25,728	24,962	24,962
Financial liabilities
Fair value through profit and loss (FVTPL)
Copper call option contracts	-	-	2,607	2,607
Financial liabilities
Accounts payable and accrued liabilities	42,938	42,938	33,005	33,005
Interest payable senior notes	3,213	3,213	3,284	3,284
Senior notes	193,970	190,897	197,409	185,603
Capital leases	35,242	35,059	21,787	21,562
Secured equipment loans	23,649	23,532	13,059	12,235
Royalty obligation [1]	45,579	N/A	52,784	N/A

1. The fair value of the promissory note and royalty obligation are not readily determinable with sufficient reliability due to the uncertainty around the maturities and the future cash flows associated with the promissory note.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
(Cdn$ in thousands)

The Company uses the fair value hierarchy described in note 2f for determining the fair value of instruments that are carried at fair value.

	Level 1	Level 2	Level 3	Total
December 31, 2012
Financial assets designated at FVTPL
Copper put option contracts	-	1,776	-	1,776
Available-for-sale financial assets
Shares	7,196	-	-	7,196
Capped floating rate notes	-	20,090	-	20,090
Subscription receipts (note 26c)	-	-	7,100	7,100
Reclamation deposits	25,728	-	-	25,728
	32,924	21,866	7,100	61,890
December 31, 2011
Financial assets designated at FVTPL
Dual currency deposits	-	101,635	-	101,635
Copper put option contracts	-	25,407	-	25,407
Available-for-sale financial assets
Shares	11,898	-	-	11,898
Capped floating rate notes	-	20,055	-	20,055
Reclamation deposits	24,962	-	-	24,962
	36,860	147,097	-	183,957
Financial liabilities designated at FVTPL
Copper call option contracts	-	2,607	-	2,607

There have been no transfers between fair value levels during the reporting period.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
(Cdn$ in thousands)

(f) Summary of derivatives and financial assets containing embedded derivatives

			Term to
	Notional amount	Strike price[1]	maturity	Fair value
At December 31, 2012
Commodity contracts
Copper put option contracts	33.1 million lbs	US$3.00	Q1-Q2 2013	557
Copper put option contracts	26.5 million lbs	US$2.75	Q3-Q4 2013	1,219
Capped floating rate notes
3-month BA rate + 25 bps	C$10 million	5.00%	Q4 2013	10,023
3-month BA rate + 45 bps	C$10 million	5.50%	Q4 2014	10,067
At December 31, 2011
Commodity contracts
Copper put option contracts	68.5 million lbs	US$3.50	Q1-Q4 2012	25,407
Copper call option contracts	68.5 million lbs	US$5.02 to 5.12	Q1-Q4 2012	(2,607)
Dual currency deposits
USD/CAD (4.50% to 6.00%)	US$60 million	1.0300 to 1.0740	< 3 months	61,313
USD/CAD (4.00% to 7.05%)	US$40 million	0.9850 to 1.0800	> 3 months	40,602
Capped floating rate notes
3-month BA rate + 25 bps	C$10 million	5.00%	Q4 2013	10,024
3-month BA rate + 45 bps	C$10 million	5.50%	Q4 2014	10,031

1. For the floating rate notes, this value represents the cap level for the coupon rate.

(g) Capital management

The Company's primary objective when managing capital is to ensure that the Company is able to continue its operations and that it has sufficient ability to satisfy its capital obligations and ongoing operational expenses, as well as to have sufficient liquidity available to fund suitable business opportunities as they arise.

The Company considers the components of shareholders' equity, as well as its cash and equivalents, DCDs classified within marketable securities, credit facilities and debt as capital. The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue or buy back equity, issue, buy back or repay debt, sell assets, or return capital to shareholders.

	December 31,	December 31,
	2012	2011
Cash and equivalents	134,995	277,792
DCDs within other financial assets	-	40,602
Current debt	18,067	13,753
Long-term debt	234,793	218,502
Net debt (cash)	117,865	(86,139)
Shareholders’ equity	463,282	496,817

In order to facilitate the management of its capital requirements, the Company prepares annual operating budgets that are approved by the Board of Directors. Management also actively monitors its financial covenants to ensure compliance.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
(Cdn$ in thousands)

The Company is not subject to any capital restrictions.

The Company’s investment policy is to invest its cash in highly liquid interest-bearing investments that are readily convertible to known amounts of cash.

There were no changes to the Company's approach to capital management during the year ended December 31, 2012.

26.	RELATED PARTIES

(a) Subsidiaries

	Ownership interest as at
	December 31,	December 31,
	2012	2011
Gibraltar Mines Ltd.	100%	100%
Aley Corporation	100%	100%
Taseko Acquisitionsub Ltd.	100%	100%
0806294 BC Ltd.	100%	100%
688888 BC Ltd.	100%	100%
Gibraltar Royalty LP	99.99%	99.99%

(b) Key management personnel compensation

Key management personnel include the members of the Board of Directors and executive officers of the Company.

The Company contributes to a post-employment defined contribution pension plan on the behalf of certain key management personnel. This retirement compensation arrangement (RCA Trust) was established to provide benefits to certain executive officers on or after retirement in recognition of their long service. Upon retirement, the participant is entitled to the distribution of the accumulated value of the contributions under the RCA Trust. Obligations for contributions to the defined contribution pension plan are recognized as compensation expense in profit or loss in the periods during which services are rendered by the executive officers.

Certain executive officers are entitled to termination and change in control benefits. In the event of termination without cause, other than a change in control, these executive officers are entitled to an amount ranging from 9-month to 12-month’s salary. In the event of a change in control, if a termination without cause or a resignation occurs within 12 months following the change of control, these executive officers are entitled to receive, among other things, an amount ranging from 24-month to 32-months salary and accrued bonus, and all stock options held by these individuals will fully vest.

Executive officers and directors also participate in the Company’s share option program (note 21).

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
(Cdn$ in thousands)

Compensation for key management personnel (including directors) is as follows:

	Year ended December 31,
	2012	2011
Salaries and benefits	3,855	3,578
Post-employment benefits	687	1,135
Share-based compensation	4,630	6,591
	9,172	11,304

(c) Other related party transactions

	Transaction value for the		Due from (to) related parties
	year end December 31,		as at December 31,
	2012	2011	2012	2011
Hunter Dickinson Services Inc.:
General and administrative expenses	1,925	2,223
Exploration and evaluation expenses	513	764
Prepaid rent	-	995
	2,438	3,982	(59)	(44)
Gibraltar joint venture:
Other operating income (management fee)	845	840
Reimburseable compensation expenses	137	171
	982	1,011	(41)	241

Hunter Dickinson Services Inc. (HDSI) is a private company, which employs some members of the executive management of the Company and invoices the Company for their executive services as well as other services.

Under the terms of the joint venture operating agreement, the Gibraltar joint venture pays the Company a management fee for services rendered by the Company as operator of the Gibraltar mine.

During the year, the Company invested in subscription receipts of a private company with directors in common which holds mineral property interests. The subscription receipts will be convertible into units comprised of shares, or shares and warrants (note 12).